SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE TWO HUNDRED THIRTY-EIGHT

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

On the sixth of September, two thousand and twenty-three, the members of the Board of Directors - CAD, who at the end signed, registered this meeting, with a vote by electronic means, to deal with the subject foreseen in the agenda. Mr. Marcel Martins Malczewski, President of the Board, invited me, Victoria Baraldi Mendes Batista, to be responsible for signing the version to be sent to the Board of Trade of Paraná and recorded the subject of the agenda: 1. Resolution on the increase in the Company's share capital, within the limit of its authorized capital, as a result of the issuance of supplementary shares within the scope of the public offering of primary and secondary distribution of common shares, and to approve the verification of the subscription of Supplementary Shares and the consequent ratification of the Company's new share capital. On the subject, the Board of Directors, after analyzing and discussing the information presented and other documents that are part of this process, which remain under the custody of the Corporate Governance Secretariat, and having heard the members of the Fiscal Council, unanimously resolved: (1) To approve, subject to the favorable opinion given by the Company's Fiscal Council at a meeting held on 09.06.2023, the increase in the Company's share capital, within the limit of its authorized capital, pursuant to article 5, paragraph 1 of the Company's Bylaws, in the amount of R$135,059,438.25 (one hundred and thirty-five million, fifty-nine thousand, four hundred and thirty-eight reais and twenty-five cents) through the issuance of 16,370,841 (sixteen million, three hundred and seventy thousand, eight hundred and forty-one) new shares, each with a unit price of R$8.25 (eight reais and twenty-five cents), due to the exercise of the option granted by the Company to Banco Itaú BBA S.A. to issue additional shares exclusively for the provision of share price stabilization services within the scope of the public offering of primary and secondary distribution of common shares, all registered, book-entry and with no par value issued by the Company, free and clear of any liens or encumbrances (“Supplementary Shares” ), comprising the (i) primary distribution of common shares to be issued by the Company (“Primary Offering”); and (ii) secondary offering of Shares held and to be sold by the State of Paraná (“Secondary Offering”), to be carried out simultaneously in Brazil and abroad (“Offering”), observing that preemptive rights will not be granted for the subscription of the Supplementary Shares, bearing in mind that the Offering was carried out with the exclusion of the preemptive right of the Company's current shareholders in the subscription of Shares to be issued within the scope of the Primary Offering, pursuant to article 172, item I, of the Brazilian Corporate Law Shares, and Article 5, § 10, of the Company's Bylaws, with priority being granted to shareholders, for the subscription of up to all Shares issued by the Company within the scope of the

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Primary Offering and priority allocation to the Company's employees and retirees. (2) Approve the verification of the subscription of 16,370,841 (sixteen million, three hundred and seventy thousand, eight hundred and forty-one) Supplementary Shares and the consequent ratification of the Company's new share capital, which will correspond, on this date, to R$12,831,618,938 .25 (twelve billion, eight hundred and thirty-one million, six hundred and eighteen thousand, nine hundred and thirty-eight reais and twenty-five cents), represented by 2,982,810,591 (two billion, nine hundred and eighty-two million, eight hundred and ten one thousand, five hundred and ninety-one) shares, with no par value, of which 1,300,347,300 (one billion, three hundred million, three hundred and forty-seven thousand, three hundred) common shares and 1,682,463,291 (one billion, six hundred and eighty-two million , four hundred and sixty-three thousand, two hundred and ninety-one) preferred shares, of which 3,128,000 (three million, one hundred and twenty-eight thousand) are class A shares and 1,679,335,290 (one billion, six hundred and seventy-nine million, three hundred and thirty-five thousand, two hundred and ninety) are class B shares, and 1 (one) special class preferred share held exclusively by the State of Paraná. (3) Ratify the regular management acts hitherto practiced by the Company's management, with a view to carrying out the Offer and the capital increase deliberated herein. (4) Authorize the Company's Officers to practice all the regular management acts that are necessary to carry out the Offer and the capital increase resolved herein, as necessary, being able, for this purpose, to practice or cause to be practiced any acts and/or or negotiate, approve and execute any contracts, communications, notifications, certificates, documents or instruments that they deem necessary or appropriate. There being no further matters to discuss, the meeting was adjourned.-----------------------------------------------------------------------------------

(electronic signature) MARCEL MARTINS MALCZEWSKI (Chairman); MARCO ANTÔNIO BARBOSA CÂNDIDO (Executive Secretary); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCELO SOUZA MONTEIRO; e VICTÓRIA BARALDI MENDES BATISTA (Secretary).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 6, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.